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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66092

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder



REPORT FOR THE PERIOD BEGINNING 05/01/06 (MM/DD/YY) AND ENDING 04/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

European Credit Management Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

980 North Michigan Avenue, Suite 1150
(No. and Street)

Chicago	**Illinois**	**60601**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fredric M. Obsbaum **(212) 509-7800**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

111 South Wacker Drive	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 09 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

10/5

OATH OR AFFIRMATION

I, John Reese, affirm (or swear) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining European Credit Management Inc. for the year ended April 30, 2007, are true and correct. I further affirm (or swear) that neither the Company nor any officer or director has any propriety interest in any account classified solely as that of a customer.

John D. Reese

Signature

PRESIDENT

Title

Alison K. Trachta

Notary Public


ALISON K TRACHTA
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
May 18, 2009

European Credit Management Inc. (SEC I.D. No. 8-66092)

Financial Statements and Supplemental Schedules as of and for the Year Ended April 30, 2007, and Independent Auditors' Report and Supplemental Report on Internal Control

EUROPEAN CREDIT MANAGEMENT INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes):

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
European Credit Management Inc.:

We have audited the following financial statements of European Credit Management Inc. (the "Company"), for the year ended April 30, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Stockholder's Equity	5
Statement of Cash Flows	6
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	7

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor have we been engaged to perform, an audit of internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of European Credit Management Inc. as of April 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of European Credit Management Inc. as of April 30, 2007, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 12, 2007

EUROPEAN CREDIT MANAGEMENT INC.

STATEMENT OF FINANCIAL CONDITION AS OF APRIL 30, 2007

ASSETS

CASH	$463,643
RECEIVABLE FROM PARENT	313,620
FIXED ASSETS — Net of accumulated depreciation of $116,674	10,992
OTHER ASSETS	49,273
TOTAL	$837,528

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued bonuses	$177,605
Other accrued expenses and liabilities	63,419
Total liabilities	241,024
SUBORDINATED BORROWINGS	450,000
STOCKHOLDER'S EQUITY:	
Common stock — $1 par value; 100 shares authorized; 100 shares issued and outstanding	100
Additional paid-in capital	9,900
Retained earnings	136,504
Total stockholder's equity	146,504
TOTAL	$837,528

See notes to financial statements.

EUROPEAN CREDIT MANAGEMENT INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED APRIL 30, 2007

REVENUES:	
Fees from Parent	$4,897,445
Interest and other income	12,435
Total revenues	4,909,880
EXPENSES:	
Compensation and benefits	4,275,299
Travel and entertainment	226,348
Occupancy	92,297
Professional services	82,660
Communication and data processing	45,979
Regulatory fees	23,972
Depreciation	7,195
Other	73,260
Total expenses	4,827,010
NET INCOME BEFORE INCOME TAXES	82,870
PROVISION FOR INCOME TAXES	21,790
NET INCOME	$ 61,080

See notes to financial statements.

EUROPEAN CREDIT MANAGEMENT INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY FOR THE YEAR ENDED APRIL 30, 2007

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total
	Shares	Amount			
BALANCE — May 1, 2006	100	$ 100	$ 9,900	$ 75,424	$ 85,424
Net income				61,080	61,080
BALANCE — April 30, 2007	100	$ 100	$ 9,900	$ 136,504	$ 146,504

See notes to financial statements.

EUROPEAN CREDIT MANAGEMENT INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED APRIL 30, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 61,080
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	7,195
Changes in operating assets and liabilities:	
Receivable from Parent	69,872
Other assets	3,470
Accrued bonuses	(105,557)
Accrued expenses and other liabilities	18,693
Net cash provided by operating activities	54,753
CASH FLOWS FROM INVESTING ACTIVITIES — Purchases of fixed assets	(5,603)
NET INCREASE IN CASH	49,150
CASH — Beginning of year	414,493
CASH — End of year	$ 463,643
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION — Cash paid during the year for taxes	$ 5,238

See notes to financial statements.

EUROPEAN CREDIT MANAGEMENT INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS FOR THE YEAR ENDED APRIL 30, 2007

BALANCE — May 1, 2006	$ 450,000
Increases — issuance of subordinated borrowings	
Decreases — repayment of subordinated borrowings	
BALANCE — April 30, 2007	$ 450,000

See notes to financial statements.

EUROPEAN CREDIT MANAGEMENT INC.

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED APRIL 30, 2007

1. ORGANIZATION AND NATURE OF BUSINESS

European Credit Management Inc. (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the NASD. The Company is a wholly owned subsidiary of European Credit Management Limited (the "Parent"), which is headquartered in London, England. The Parent is an independent specialized investment management company, managing highly diversified portfolios of European fixed income credit securities on behalf of institutional clients worldwide. The Parent is regulated by the Financial Services Authority.

The Company markets interests in investment funds to institutional investors in the United States of America (the "U.S.") on behalf of the Parent, and the Company also provides services to U.S. investors in relation to the investment funds.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition — The Company receives fees from the Parent for performing sales and marketing functions on behalf of the Parent to attract institutional investors in the Parent's funds. The fees are based on expenses incurred by the Company in relation to the marketing activities such as compensation and benefits, professional services, travel, occupancy, and other operating costs, plus a transfer pricing agreement profit factor of 5%. The fees are also based on bonus payments earned by the Company's sales employees for their sales and marketing efforts. The Company recognizes the fees as they are earned based on its agreement with the Parent.

Use of Estimates — The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fixed Assets — Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets, which are as follows:

Classification	Years
Telecommunications	3
Computer hardware and software	3
Furniture and fixtures	1.5–3
Office equipment	3

Income Taxes — Deferred income tax assets and liabilities are computed for differences between the financial statement and income tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. A valuation allowance is established, when necessary, to reduce deferred income tax assets to the amounts expected to be realized. Income tax expense is the income tax payable or refundable for the period plus or minus the change during the period in deferred income tax assets and liabilities.

3. SUBORDINATED BORROWINGS

The Company has entered into subordinated credit agreements with its Parent. The borrowings are subordinate to the claims of all other creditors of the Company. They are covered by a subordination agreement approved by the designated regulatory organization and are available in computing net capital pursuant to the SEC's Uniform Net Capital Rule. These non-interest-bearing borrowings of $250,000 and $200,000 mature on February 28, 2009. The maturity date of the borrowing of $250,000 was extended during the current year. The $200,000 borrowing is considered as equity in determining the Company's compliance with paragraph (d) of Rule 15c3-1.

4. LEASE AGREEMENT

The Company has entered into a noncancelable lease for its office premises, which expires August 31, 2009. The future minimum annual base rent payments required under this operating lease are as follows:

Years Ending April 30	Amount
2008	$ 37,358
2009	39,938
2010	13,599
Total	$ 90,895

Total rental expense for the year ended April 30, 2007, was $37,187 and is included in occupancy expense on the statement of operations.

5. INCOME TAXES

The provision (benefit) for income taxes at April 30, 2007, is summarized as follows:

Current:	
Federal	$ 16,603
State	6,687
Deferred	(1,500)
Total	$ 21,790

The effective income tax rate of 26.3% differs from the federal statutory tax rate of 34% due to nondeductible expenses, state taxes, and the effect of graduated federal tax rates.

The tax effect of the temporary differences comprising the Company's net deferred tax asset at April 30, 2007, is as follows:

Depreciation	$ 10,600
Prepaid expenses	(8,200)
Deferred rent liability	900
Net deferred tax asset	$ 3,300

Realization of the deferred tax assets is dependent on generating sufficient taxable income in subsequent years. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets will be realized. The amounts of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

6. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934 and is required to maintain "minimum net capital" equivalent to the greater of $5,000 or 6-2/3% of "aggregate indebtedness," as these terms are defined.

At April 30, 2007, the Company had net capital, as defined, of $404,438 of which $388,370 was in excess of its required net capital of $16,068. The Company's ratio of aggregate indebtedness to net capital was .60 to 1.

7. CONCENTRATION RISK

The Company maintains cash balances in excess of FDIC-insured limits at a regulated financial institution and has a receivable from its parent that represents a substantial portion of its net worth. The Company does not believe that these amounts are exposed to significant risk.

8. NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 157, *Fair Value Measurements*. FASB Statement No. 157 defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. This statement is effective beginning January 1, 2008. The adoption of FASB Statement No.157 is not expected to have a material impact on the Company's financial statements.

In February 2007, the FASB issued FASB Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities.* This statement provides an option under which a company may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. This fair value option will be available on a contract-by-contract basis with changes in fair value recognized in earnings as those changes occur. The statement is effective at the beginning of an entity's first fiscal year that begins after November 15, 2007 or May 1, 2008, for the Company. The adoption of FASB Statement No.159 is not expected to have a material impact on the Company's financial statements.

In June 2006, the FASB issued FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109.* FIN 48 presents a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. There is a two-step evaluation process. The first step is recognition and a company must determine whether it is more likely than not that a tax position will be sustained. The second step is measurement. A company that meets the more likely than not tax position should measure the tax position at the largest amount of benefit that is greater than 50 percent chance of being realized upon ultimate settlement. FIN 48 is effective for the Company beginning May 1, 2007. The adoption of FIN 48 is not expected to have a material impact on the Company's financial statements.

* * * * * *

EUROPEAN CREDIT MANAGEMENT INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF APRIL 30, 2007

STOCKHOLDER'S EQUITY	$ 146,504
SUBORDINATED LIABILITIES	450,000
OTHER ALLOWABLE CREDITS:	
Discretionary liability, net of income taxes	139,943
Tax on accrued income non allowable asset	46,876
Total	783,323
DEDUCTIONS AND CHARGES:	
Nonallowable assets:	
Receivable from parent	313,620
Fixed assets	10,992
Other assets	49,273
Insurance deductible	5,000
Total nonallowable assets and other charges	378,885
NET CAPITAL	404,438
MINIMUM NET CAPITAL REQUIREMENT — (Greater of $5,000 or 6-2/3% of aggregate indebtedness)	16,068
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 388,370
AGGREGATE INDEBTEDNESS	$ 241,024
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.60 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART IIA OF FORM X-17A AS OF APRIL 30, 2007):	
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report filed on May 22, 2007	$ 424,064
Adjustment to tax on accrued income non allowable asset	(19,626)
NET CAPITAL PER ABOVE	$ 404,438

EUROPEAN CREDIT MANAGEMENT INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF APRIL 30, 2007

The Company does not take possession or control of securities for customers and, therefore, is exempt from the possession or control and reserve requirements based on Rule 15c3-3(k)(2)(i) under the Securities Exchange Act of 1934.

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

June 12, 2007

European Credit Management Inc.
980 North Michigan Avenue
Suite 1150
Chicago, IL 60611

To the Stockholder of European Credit Management Inc.:

In planning and performing our audit of the financial statements of European Credit Management Inc. (the "Company") as of and for the year ended April 30, 2007 (on which we issued our report dated June 12, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at April 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholder, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END